NOTE 9 - REPORT OF THE FUND'S SPECIAL SHAREHOLDER MEETING (Unaudited)
A Special Meeting of Shareholders of the Fort Pitt Capital Total Return Fund took place on August 25, 2017, to approve an investment advisory agreement between the Advisor and Advisors Series Trust on behalf of the Fund (the "Proposal").
All Fund shareholders of record at the close of business on June 30, 2017 (the "Record Date"), were entitled to vote. As of the Record Date, the Fund had 2,836,188 shares outstanding. Of the 1,751,989 shares present in person or by proxy, 1,749,482 or 99.86% voted in favor of the proposal (representing 61.68% of total outstanding shares), 2,080 or 0.12% voted against the Proposal, and 427 or 0.02% withheld from voting on the Proposal. Accordingly, the Proposal was approved.